UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2025
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Seaspan Corporation, as of and for the three and six months ended June 30, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: August 14, 2025	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

INDEX

EXHIBIT I

Financial Statements	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEASPAN CORPORATION
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,397.3	$757.4
Accounts receivable	116.6	68.7
Due from related party (note 3)	19.2	16.5
Prepaid expenses and other	74.7	67.2
Net investment in lease (note 4)	55.3	53.2
Assets held for sale (note 5)	12.6	89.7
	1,675.7	1,052.7

Vessels (note 5)	12,446.7	12,363.1
Right-of-use asset (note 6)	239.5	480.3
Net investment in lease (note 4)	2,131.3	2,161.3
Goodwill	75.3	75.3
Derivative instruments (note 14)	67.8	97.4
Other assets (note 7)	309.2	235.4
	$16,945.5	$16,465.5
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$370.1	$326.2
Deferred revenue	74.8	75.6
Long-term debt - current (note 8)	103.6	103.6
Operating lease liabilities - current	15.2	13.9
Finance lease liabilities - current (note 9)	173.5	409.4
Other financing arrangements - current (note 10)	494.4	491.7
	1,231.6	1,420.4

Long-term debt (note 8)	2,643.3	2,691.3
Operating lease liabilities	41.8	43.0
Other financing arrangements (note 10)	7,200.0	7,176.0
Other liabilities	361.1	398.2
Total liabilities	11,477.8	11,728.9

Shareholder's equity:
Share capital	2.5	2.5
Additional paid in capital	4,441.1	4,000.4
Retained earnings	1,039.7	749.8
Accumulated other comprehensive loss	(15.6)	(16.1)
	5,467.7	4,736.6
	$16,945.5	$16,465.5
Commitments and contingencies (note 13)
Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue (note 12)	$618.4	$556.4	$1,241.1	$1,075.1
Operating expenses:
Ship operating	132.1	110.1	248.3	206.1
Depreciation and amortization	139.0	126.4	278.9	238.7
General and administrative	12.4	13.4	25.4	26.7
Operating leases	3.3	13.5	6.3	36.2
Loss (gain) on disposal of vessels (note 5)	(0.8)	—	14.8	(8.5)
	286.0	263.4	573.7	499.2

Operating earnings	332.4	293.0	667.4	575.9
Other expenses (income):
Interest expense	159.3	152.0	325.4	281.2
Interest income	(14.2)	(2.6)	(22.6)	(4.2)
Loss on debt extinguishment	—	—	—	3.5
Equity loss on investment	0.2	—	0.2	—
(Gain) loss on derivative instruments (note 14)	5.0	(10.5)	18.8	(35.8)
Other expenses	4.6	2.8	5.2	5.4
	154.9	141.7	327.0	250.1
Net earnings before income tax	177.5	151.3	340.4	325.8
Income tax expense (recovery)	2.6	(0.6)	6.1	(0.9)
Net earnings	$174.9	$151.9	$334.3	$326.7

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net earnings	$174.9	$151.9	$334.3	$326.7
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	0.2	0.3	0.5	0.6
Comprehensive income	$175.1	$152.2	$334.8	$327.3

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Three Months Ended June 30, 2025

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	Earnings	loss	equity
Balance, March 31, 2025	249,219,800	$2.5	$4,439.7	$909.2	$(15.8)	$5,335.6
Net earnings	—	—	—	174.9	—	174.9
Other comprehensive income	—	—	—	—	0.2	0.2
Capital contribution from Atlas	—	—	—	—	—	—
Dividends on common shares	—	—	—	(44.4)	—	(44.4)
Share-based compensation	—	—	1.4	—	—	1.4
Balance, June 30, 2025	249,219,800	$2.5	$4,441.1	$1,039.7	$(15.6)	$5,467.7

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity (continued)
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Three Months Ended June 30, 2024

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	Earnings	loss	equity
Balance, March 31, 2024	249,219,800	$2.5	$3,996.8	$392.5	$(16.8)	$4,375.0
Net earnings	—	—	—	151.9	—	151.9
Other comprehensive income	—	—	—	—	0.3	0.3
Share-based compensation	—	—	0.9	—	—	0.9
Dividends on common shares	—	—	—	(52.0)	—	(52.0)
Balance, June 30, 2024	249,219,800	$2.5	$3,997.7	$492.4	$(16.5)	$4,476.1

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity (continued)
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Six Months Ended June 30, 2025

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	Earnings	loss	equity
Balance, December 31, 2024	249,219,800	$2.5	$4,000.4	$749.8	$(16.1)	$4,736.6
Net earnings	—	—	—	334.3	—	334.3
Other comprehensive income	—	—	—	—	0.5	0.5
Capital contribution from Atlas	—	—	438.0	—	—	438.0
Dividends on common shares	—	—	—	(44.4)	—	(44.4)
Share-based compensation	—	—	2.7	—	—	2.7
Balance, June 30, 2025	249,219,800	$2.5	$4,441.1	$1,039.7	$(15.6)	$5,467.7

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity (continued)
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Six Months Ended June 30, 2024

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in	Retained	comprehensive	shareholder's
	shares	shares	capital	Earnings	loss	equity
Balance, December 31, 2023	249,219,800	$2.5	$3,995.4	$269.7	$(17.1)	$4,250.5
Net earnings	—	—	—	326.7	—	326.7
Other comprehensive income	—	—	—	—	0.6	0.6
Share-based compensation	—	—	2.3	—	—	2.3
Dividends on common shares	—	—	—	(104.0)	—	(104.0)
Balance, June 30, 2024	249,219,800	$2.5	$3,997.7	$492.4	$(16.5)	$4,476.1

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cash from (used in):
Operating activities:
Net earnings	$174.9	$151.9	$334.3	$326.7
Items not involving cash:
Depreciation and amortization	139.0	126.4	278.9	238.7
Change in right-of-use asset	2.9	11.1	5.8	29.6
Non-cash interest expense and accretion	14.7	9.4	29.1	20.5
Unrealized change in derivative instruments	10.6	(1.6)	30.1	(17.3)
Amortization of acquired revenue contracts and deferred revenue	2.4	4.2	5.2	4.9
Non-cash adjustment purchase option finance leases	5.2	0.6	19.4	(0.6)
Loss on debt extinguishment	—	—	—	3.5
Loss (gain) on vessel disposal	(0.8)	—	14.8	(8.5)
Other	4.3	(5.1)	3.4	(10.4)
Changes in assets and liabilities:
Accounts receivable and due from related parties	(35.3)	(9.5)	(48.6)	(16.3)
Net investment in lease	14.3	13.8	27.9	24.3
Prepaid expenses and other	(9.7)	2.5	(12.7)	(7.1)
Deferred dry-dock	(17.9)	(9.6)	(22.5)	(12.8)
Other assets	1.7	2.2	0.3	12.6
Accounts payable and accrued liabilities	59.7	19.6	55.3	19.0
Deferred revenue	(10.7)	48.1	4.8	110.0
Operating lease liabilities	(3.2)	(12.1)	(6.2)	(31.6)
Finance lease liabilities	3.2	6.0	9.3	9.0
Derivative instruments	(5.9)	(8.8)	(11.7)	(18.6)
Cash from operating activities	349.4	349.1	716.9	675.6

Investing activities:
Acquisition of additions to vessels, including vessels under construction	(155.8)	(926.1)	(453.3)	(2,020.6)
Receipt on settlement of interest swap agreements	5.4	9.2	11.8	19.3
Other assets and liabilities	(97.6)	(8.9)	(97.3)	(3.3)
Proceeds from vessel sales (note 5)	119.9	—	165.2	30.1
Capitalized interest (note 5)	(4.7)	(10.4)	(11.7)	(25.7)
Cash used in investing activities	(132.8)	(936.2)	(385.3)	(2,000.2)

Financing activities:
Repayments of long-term debt and other financing arrangements	(148.1)	(315.9)	(301.2)	(912.7)
Payment of lease liabilities	(9.0)	(15.3)	(18.5)	(20.3)
Issuance of long-term debt and other financing arrangements	153.3	1,154.2	254.3	2,569.4
Pre-delivery financing	—	8.2	—	41.2
Financing fees	(7.0)	(2.1)	(6.0)	(4.8)
Dividends paid on common shares	(44.5)	(52.0)	(58.3)	(104.5)
Capital contribution from Atlas (note 3)	—	—	438.0	—
Cash (used in) from financing activities	(55.3)	777.1	308.3	1,568.3
Increase in cash and cash equivalents	161.3	190.0	639.9	243.7
Cash and cash equivalents, beginning of period	1,236.0	282.6	757.4	228.9
Cash and cash equivalents, end of period	$1,397.3	$472.6	$1,397.3	$472.6
Supplemental cash flow information (note 11)
See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

1.General:
Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Republic of the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies. Seaspan is a wholly owned subsidiary of Atlas Corp. (“Atlas”), Atlas is a wholly-owned subsidiary of Poseidon Corp. (“Poseidon”), a private Company. Atlas has preferred shares listed on the New York Stock Exchange and is an SEC registrant.
2.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 2(b), the accompanying interim financial information of Seaspan has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2024 audited annual consolidated financial statements of Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented.
(b)    Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
3.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company and include certain of Poseidon’s shareholders including Fairfax Financial Holdings Limited (“Fairfax”) and Ocean Network Express Pte. Ltd. (“ONE”). All related party transactions are governed by pre-arranged contracts.
(a)Transactions with Zhejiang Energy Group JV:
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with Zhejiang Energy Group (the “ZE JV”). During the three and six months ended June 30, 2025, the Company earned revenue of $2,661,000 and $5,764,000, respectively (2024 – $2,584,000 and $5,298,000 respectively) and incurred expenses of $2,511,000 and $5,464,000, respectively (2024 – $2,434,000 and $4,842,000 respectively) in connection with the ship management of the vessels.
The Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades. During the three and six months ended June 30, 2025, the Company incurred $3,568,000 and $5,906,000, respectively (2024 – $4,455,000 and $6,942,000, respectively) under these agreements.
(b)Transactions with ONE:
In March 2025, the Company agreed to purchase two 7,000 CEU dual fuel liquefied natural gas Pure Car Truck Carrier (“PCTC”) from one of the owners of ONE for an aggregate purchase price of $210,300,000 (note 5). Both vessels were delivered in July 2025 (note 15(b)).
During the three and six months ended June 30, 2025, the Company earned total revenue of $171,390,000 and $339,341,000, respectively (2024 – $146,296,000 and $269,744,000, respectively) from ONE in connection with the charter of vessels. In addition, in January 2025, the Company and ONE agreed to extend the charter period on 27 vessels currently on charter to ONE.
During the three and six months ended June 30, 2024 , pursuant to a ship management agreement, the Company managed the ship operations of one vessel for ONE. The Company earned revenue of $533,000 and $1,107,000, respectively, and incurred expenses of $494,000 and $983,000, respectively, in connection with the ship management of the vessel. In September 2024, the management of the ship operations of this vessel was transferred to ONESEA Solutions Pte. Ltd. (“ONESEA”).

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

3.Related party transactions (continued):
(c)Transactions with ONESEA:
The Company entered into an agreement with ONE to form ONESEA as a joint venture company. ONESEA provides ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by the Company). During the three and six months ended June 30, 2025, the Company incurred $2,160,000 and $3,379,000, respectively, in costs payable to ONESEA for the management of its vessels. As at June 30, 2025, ONESEA manages five vessels for the Company.

In September 2024, the Company entered into a crew management agreement with ONE and provides crew management services for certain vessels managed by ONESEA. During the three and six months ended June 30, 2025, the Company earned revenue of $3,351,000 and $5,102,000, respectively, and incurred expenses of $3,245,000 and $4,945,000, respectively, in connection with the crew management of the vessels.
(d)Transactions with Atlas:
The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to holders of its common and preferred shares. From time to time the Company may make additional dividend payments to fund other general corporate purposes of Atlas. During the three and six months ended June 30, 2025, the Company declared dividends of $44,466,000 and $44,466,000 (2024 –$52,000,000 and $104,000,000, respectively) and paid dividends of $44,466,000 and $58,347,000, respectively, (2024 – $38,082,000 and $90,082,000, respectively) to Atlas.
The Company routinely makes payments to cover expenses on behalf of Atlas. As of June 30, 2025, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the three and six months ended June 30, 2025, the management service revenue recognized from this arrangement was $2,992,000 and $5,536,000, respectively (2024 – $2,992,000 and $5,536,000, respectively).
4.Net investment in lease:

	June 30, 2025	December 31, 2024
Undiscounted lease receivable	$4,105.3	$4,223.3
Unearned interest income	(1,918.7)	(2,008.8)
Net investment in lease, total	2,186.6	2,214.5
Current portion of net investment in lease	(55.3)	(53.2)
Net investment in lease	$2,131.3	$2,161.3
At June 30, 2025, the undiscounted minimum cash flows related to lease receivable on direct financing leases are as follows:

Remainder of 2025	$120.1
2026	238.0
2027	238.0
2028	238.7
2029	238.0
Thereafter	3,032.5
$4,105.3
During the three and six months ended June 30, 2025, no additional charter agreements classified as finance leases were entered into.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

5.Vessels:

June 30, 2025	Cost	Accumulated depreciation	Net book value
Vessels	$15,362.8	$(3,578.0)	$11,784.8
Vessels under construction	661.9	—	661.9
Total	$16,024.7	$(3,578.0)	$12,446.7

December 31, 2024	Cost	Accumulated depreciation	Net book value
Vessels	$15,194.7	$(3,437.0)	$11,757.7
Vessels under construction	605.4	—	605.4
Total	$15,800.1	$(3,437.0)	$12,363.1
During the three and six months ended June 30, 2025, depreciation and amortization expense relating to vessels was $118,535,000 and $236,374,000, respectively (2024 – $105,079,000 and $201,679,000, respectively).
Vessel sales and deliveries
During the six months ended June 30, 2025, the Company accepted the delivery of one 7,000 TEU newbuild vessel. The vessel commenced a long-term time charter upon delivery. The purchase price for the newbuild vessel was $101,015,000.
During the six months ended June 30, 2025, the Company completed the purchase of four 10,000 to 14,000 TEU vessels, which were previously classified as finance leases (note 9).
During the three months ended March 31, 2025, the Company completed the sale of two 8,500 TEU vessels for gross proceeds of $90,000,000. These vessels were classified as assets held for sale at December 31, 2024.
In March 2025, the Company entered into an agreement to purchase two 7,000 CEU dual fuel liquefied natural gas PCTCs (note 3(b)). Both vessels were delivered in July 2025 and each commenced a long-term charter upon delivery (note 15(b)).
During the six months ended June 30, 2025, the Company completed the sale of two 4,500 TEU vessels for gross proceeds of $61,000,000. As at March 31, 2025, these vessels were classified as assets held for sale and upon reclassification, the Company recognized an aggregate loss on sale of $19,897,000 for the two vessels.
In June 2025, the Company entered into agreements to sell two 2,500 TEU vessels for gross proceeds of $27,800,000, subject to closing conditions. One vessel sale completed in June 2025 and the Company recognized a gain on sale of $893,000. As at June 30, 2025, the second vessel was classified as an asset held for sale and the sale closed in July 2025 (note 15(c)).
Vessels under construction:
As at June 30, 2025, the Company has 42 vessels under construction (December 31, 2024 – 37 vessels).
As at June 30, 2025, the vessels under construction balance includes $12,598,000 of capitalized interest for the six months ended June 30, 2025 ($38,436,000 for the year ended December 31, 2024).

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

6.Right-of-use assets:

June 30, 2025	Cost	Accumulated amortization	Net book value
Vessel operating leases	$112.5	$(62.8)	$49.7
Other operating leases	16.7	(10.2)	6.5
Vessel finance leases	189.1	(5.8)	183.3
Right-of-use assets	$318.3	$(78.8)	$239.5

December 31, 2024	Cost	Accumulated amortization	Net book value
Vessel operating leases	$112.5	$(57.3)	$55.2
Other operating leases	9.5	(9.1)	0.4
Vessel finance leases	435.2	(10.5)	424.7
Right-of-use assets	$557.2	$(76.9)	$480.3
During the six months ended June 30, 2025, the Company completed the purchase of four 10,000 to 14,000 TEU vessels, which were previously classified as finance leases (note 5 and note 9).
During the three and six months ended June 30, 2025, the amortization of right-of-use assets was $2,900,000 and $5,800,000, respectively (2024 – $11,100,000 and $29,600,000, respectively).

7.Other assets:

	June 30, 2025	December 31, 2024
Intangible assets	$20.6	$26.5
Deferred dry-dock	156.1	167.1
Deferred financing fees on undrawn financings	9.8	6.3
Other	122.7	35.5
Other assets	$309.2	$235.4
During the three months ended June 30, 2025, the Company received proceeds of $101,700,000 under a sale-leaseback financing for the purchase of one 7,000 CEU PCTC prior to the delivery of the vessel. As at June 30, 2025, the proceeds are recorded as Other and upon delivery of the vessel it will be reclassed to Vessels (note 15(b)).

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt:

	June 30, 2025	December 31, 2024
Revolving credit facilities (a) (c)	$—	$—
Term loan credit facilities (b) (c)	1,019.7	1,071.7
Senior unsecured notes	750.0	750.0
Senior secured notes	1,000.0	1,000.0
	2,769.7	2,821.7
Deferred financing fees	(22.8)	(26.8)
Long-term debt	2,746.9	2,794.9
Current portion of long-term debt	(103.6)	(103.6)
Long-term debt	2,643.3	2,691.3
(a)Revolving credit facilities:
As at June 30, 2025 the Company had two (December 31, 2024 - two) revolving credit facilities available, which provided, as at June 30, 2025, for aggregate borrowings of up to $700,000,000 (December 31, 2024 – 700,000,000), of which $700,000,000 (December 31, 2024 – $700,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% to 0.5% (December 31, 2024 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at June 30, 2025, the Company has entered into $1,019,736,000 (December 31, 2024 – $1,149,716,000) of term loan credit facilities available, of which nil (December 31, 2024 – $78,031,000) was undrawn.
The term loan credit facilities mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month SOFR, plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average SOFR for the three and six months ended June 30, 2025 was 4.32% and 4.26%, respectively (December 31, 2024 – 4.47% and 5.14%). The margins ranged between 1.91% and 2.43% as at June 30, 2025 (December 31, 2024 – 1.91% and 2.43%).
The weighted average rate of interest, including the applicable margin, was 6.30% at June 30, 2025 (December 31, 2024 – 6.50%) for the Company’s term loan credit facilities. Interest payments are made in quarterly or semi-annual payments.
The Company is subject to commitment fees at nil (December 31, 2024 – 0.49%) calculated on the undrawn amounts under the various facilities.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments under the Company’s term loans credit facilities as of June 30, 2025:

Remainder of 2025	$51.9
2026	103.9
2027	103.9
2028	444.0
2029	311.6
Thereafter	4.4
$1,019.7
(c)Additional information:
As of June 30, 2025, the Company’s credit facilities were primarily secured by first-priority mortgages granted on 46 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include, without limitation:
•A first priority mortgage on collateral assets;
•An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
•An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•A pledge over shares of various subsidiaries; and
•A pledge over the related retention accounts.
As at June 30, 2025, the Company had a sustainability-linked secured credit facility with a principal amount of $1,975,736,000. This facility includes $975,736,000 of principal outstanding from term loans, $1,000,000,000 of principal outstanding from fixed rate senior secured notes with maturities from June 2031 to September 2037, and a revolving credit facility of $400,000,000, which is undrawn. The entire facility is secured by a portfolio of 44 vessels, which can be adjusted as needed. The facility is subject to borrowing base and portfolio concentration requirements, along with compliance to financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
The Company’s credit facilities contain various financial covenants, which may include maintaining minimum liquidity, tangible net worth, interest and principal coverage ratios, debt-to-asset ratios, debt service coverage requirements, cash requirements, and/or asset value requirements, as defined.
For some facilities where a subsidiary is the borrower, additional covenants at the subsidiary level may apply, such as a debt service coverage requirement, asset value and age requirement, and/or customer concentration limits. The Company acts as a guarantor for the debt borrowed at the subsidiary level. The Company was in compliance with all applicable credit facility covenants as at June 30, 2025.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

9.     Finance lease liabilities:

	June 30, 2025	December 31, 2024
Finance lease liabilities	$173.5	$409.4
Current portion of finance lease liabilities	(173.5)	(409.4)
Long-term finance lease liabilities	$—	$—
During the year ended December 31, 2024, the Company exercised options under existing lease financing arrangements to purchase seven vessels ranging in size from 10,000 to 14,000 TEU for a pre-determined price ranging from $42,000,000 to $61,600,000. The purchase of three of these vessels was completed during the three months ended March 31, 2025. In April 2025, the Company completed the purchase of one 10,000 TEU vessel at the pre-determined purchase price of $49,500,000 (note 6). The purchase of the remaining three vessels are expected to be completed during the remainder of 2025.
As at June 30, 2025, the total remaining commitments related to these vessels were approximately $177,547,000 (December 31, 2024 – $422,361,000), including imputed interest of $3,969,000 (December 31, 2024 – $12,964,000), payable through 2025.
The weighted average interest rate on obligations related to finance leases as at June 30, 2025 was 6.58% per annum.
10.     Other financing arrangements:

	June 30, 2025	December 31, 2024
Other financing arrangements	$7,777.4	$7,751.8
Deferred financing fees	(83.0)	(84.1)
Other financing arrangements	7,694.4	7,667.7
Current portion of other financing arrangements	(494.4)	(491.7)
Other financing arrangements	$7,200.0	$7,176.0
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2025	$250.8
2026	500.1
2027	511.5
2028	523.0
2029	565.2
Thereafter	5,426.8
$7,777.4
During the six months ended June 30, 2025, the Company received proceeds of $254,299,000 under these financing arrangements related to the delivery of one vessel and pre-delivery financing for vessels under construction.
The weighted average rate of interest, including the applicable margin, was 6.20% as at June 30, 2025 (December 31, 2024 – 6.56%) for the Company’s other financing facilities.
During the three months ended March 31, 2025, the Company entered into agreements for a sale-leaseback financing for one 16,000 TEU newbuild vessel for gross proceeds of $173,250,000. The sale-leaseback financing is for 12 years from delivery of the vessel and the Company has the option to purchase the vessel after the fourth anniversary after its delivery date at a pre-determined purchase price. Lease payments are based on a fixed rate.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

10.     Other financing arrangements (continued):
During the three months ended June 30, 2025, the Company entered seven vessel financing arrangements for 15 containerships ranging in size from 11,400 to 17,000 TEU and four PCTC vessels ranging in size from 7,000 to 10,800 CEU for aggregate proceeds of $2,778,682,000 of which $775,432,000 is denominated in RMB. The sale-leaseback financings have terms ranging from 9 to 17 years and the Company has fixed rate purchase options on all 19 vessels some of which can be exercised immediately after delivery of the vessel. In addition, the Company has purchase obligations for five of the 19 vessels. Lease payments are based on fixed rate or variable based on a benchmark rate plus a margin adjustment.
11. Supplemental cash flow information

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Interest paid	$138.5	$123.4	$306.0	$256.8
Interest received	9.0	2.6	17.6	4.2
Undrawn credit facility fee paid	0.3	1.7	1.2	5.2
Non-cash investing and financing transactions:
Change in right-of-use assets and operating lease liabilities	—	54.1	—	102.8
Reclassification from finance leases to vessels	(52.8)	—	(240.5)	—
Interest capitalized on vessels under construction	1.7	(3.9)	3.5	—
12. Revenue:
For the three and six months ended June 30, 2025 and 2024, revenue consists of:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Time charter revenue	$564.6	$509.5	$1,133.0	$988.3
Interest income from leasing	45.3	39.3	90.5	72.0
Other	8.5	7.6	17.6	14.8
	$618.4	$556.4	$1,241.1	$1,075.1
At June 30, 2025, the minimum future revenues to be recognized on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
Remainder of 2025	$1,107.7	$90.0	$1,197.7
2026	2,086.2	175.1	2,261.3
2027	1,996.8	169.9	2,166.7
2028	1,869.7	164.5	2,034.2
2029	1,809.4	157.9	1,967.3
Thereafter	8,737.6	1,144.0	9,881.6
	$17,607.4	$1,901.4	$19,508.8
(1)Minimum future operating lease revenue includes payments related to forward fixtures which are signed charter agreements that have not yet commenced for vessels currently in operation.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization under contracts in place as at June 30, 2025, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

13. Commitments and contingencies:
(a)Operating leases:
At June 30, 2025, the commitment under operating leases for vessels is $56,358,000 for the years from 2025 to 2029 and for other operating leases is $8,680,000 for the years from 2025 to 2029. Total commitments under these leases are as follows:

Remainder of 2025	$7.9
2026	16.1
2027	17.3
2028	16.5
2029	7.2
$65.0
For operating leases indexed to benchmark rates, commitment under these leases are calculated using the benchmark rates in place as at June 30, 2025 for the Company.
(b)Vessels and vessels under construction:
As at June 30, 2025, the Company has commitments to acquire 44 vessels. This includes 42 newbuild vessels under construction (December 31, 2024 – 37 vessels) and 2 PCTCs that the Company agreed to acquire in March 2025 and were delivered in July 2025 (note 5 and note 15(b)). One of the PCTC vessels was pre-financed prior to delivery in July 2025 (note 7 and note 10)
As at June 30, 2025, the outstanding commitments for payments on the 44 vessels is as follows(1):

Remainder of 2025	$299.4
2026	730.0
2027	1,395.0
2028	1,664.4
2029	116.1
Thereafter	2,756.3
$6,961.2
(1)Includes bareboat charter payments to the nominees of the 13 newbuild contracts that were novated based on the bareboat charter term.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

14. Financial Instruments
(a)Fair value:
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis(1):

		June 30, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Carrying Amount (Liability)	Fair Value (Liability)
Term loan & revolver (note 8)	Level 2	$(1,019.7)	$(1,034.4)	$(1,071.7)	$(1,086.9)
Senior unsecured notes - public (note 8)	Level 1	(750.0)	(710.3)	(750.0)	(703.6)
Senior secured notes - non-public (note 8)	Level 2	(1,000.0)	(988.9)	(1,000.0)	(1,008.1)
Other financing arrangements (note 10)	Level 2	(7,777.4)	(7,844.3)	(7,751.8)	(7,820.6)
(1)The carrying values and fair values presented above are exclusive of deferred financing fees.
The carrying values of cash and cash equivalents, accounts receivable, due from related party, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
The fair value of the term loan, revolving credit facilities, senior secured notes and other financing arrangements, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
The fair value of the Company’s senior unsecured notes, is calculated using observable inputs such as quoted prices in active markets. As a result, these amounts are categorized as Level 1 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

14. Financial Instruments (continued):
(b)Interest rate swap derivatives:
As of June 30, 2025, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of June 30, 2025	Maximum notional amount(1)	Fair Value(3)	Effective date	Ending date
1.7574%	$500.0	$500.0	$49.7	January 31, 2022	February 2, 2032
2.67%/ 5.50%(2)	250.0	250.0	(0.5)	September 1, 2023	September 1, 2026
2.4350%(4)	100.0	100.0	6.6	July 20, 2022	July 20, 2032
2.4275%(5)	100.0	100.0	6.6	July 20, 2022	July 20, 2032
0.6325%	64.0	64.0	2.3	January 21, 2021	October 14, 2026
0.4590%	64.0	64.0	2.4	February 4, 2021	October 14, 2026
1.4900%	17.9	17.9	0.2	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250,000,000 notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%.
(3)The fair values of any liabilities are presented within Other Liabilities on the Consolidated Balance Sheet.
(4)Effective January 21, 2025, the mandatory cash settlement date extended from February 16, 2025 to March 3, 2027, raising the fixed rate from 2.3875% to 2.4350%. Maturing date remains the same at July 20, 2032
(5)Effective January 21, 2025, the mandatory cash settlement date was extended from February 16, 2025 to March 3, 2027, raising the fixed rate from 2.3875% to 2.4275%. Maturing date remains the same at July 20, 2032
If interest rates remain at their current levels, the Company expects that $15,414,000 would be received in cash, respectively, in the next 12 months on interest rate swaps maturing after June 30, 2025. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
15. Subsequent events:
(a)In July 2025, the Company entered into agreements to purchase two secondhand 6,350 TEU vessels. Each vessel will commence a long-term charter upon delivery. The vessels are expected to be delivered during the second half of 2025 through the first quarter of 2026.
(b)In July 2025, the Company completed the purchase of two 7,000 CEU PCTCs, both of which commenced a long-term charter upon delivery.
(c)In July 2025, the Company completed the sale of one 2,500 TEU vessel for gross proceeds of $14,600,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements and related notes for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K (“Seaspan Annual Filing”). The Seaspan Annual Filing was filed with the U.S. Securities and Exchange Commission on March 20, 2025. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of vessels, which we charter primarily pursuant to long-term, fixed-rate time charters with nine major container liner companies to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at June 30, 2025, we operated a fleet of 182 vessels, totaling 1,886,380 TEU, that have an average age of approximately seven years on a TEU weighted basis. As at June 30, 2025, we have 42 newbuild vessels under construction and two Pure Car and Truck Carriers, or PCTCs, that we agreed to acquire, both of which were delivered in July 2025. The 44 vessels are expected to be delivered through August 2029.
Our primary objective for Seaspan is to continue to grow our vessel leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships. We use the term “car equivalent unit”, or CEU, in describing the size of our PCTCs, and the number of cars they have the capacity to transport. Collectively, we refer to containerships and PCTCs as vessels.

The following table summarizes key facts regarding Seaspan’s containership fleet as of June 30, 2025:

	Operating Containership Vessels					Newbuild Containership Vessels
Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)(1)	# Vessels	Average Length of Charter
2500-3500(2)	13	5	16.9	1.2	14.6	—	—
4250-5100	15	14	16.9	0.7	25.9	—	—
7000-9600(3)	43	12	8.0	6.6	40.5	8	8.0
10000-11400(4)	33	6	9.7	4.0	34.1	6	15.0
11800-13100(5)	27	3	8.2	4.4	41.2	1	15.0
14000-15000	34	5	5.3	5.1	46.0	6	15.0
15000-16000(6)	15	—	1.4	11.8	37.1	15	10.7
24000(7)	2	—	1.8	16.2	41.9	—	—
Total/Average	182	45	7.1	5.2	37.2	36	11.6
(1)Excludes options to extend charters and forward fixtures which are signed charter agreements that have not yet commenced for vessels currently in operation.
(2)Includes 1 vessel classified as held for sale.
(3)Includes 3 vessels on bareboat charter.
(4)Includes 8 vessels on bareboat charter.
(5)Includes 6 vessels on bareboat charter.
(6)Includes 9 vessels on bareboat charter.
(7)Includes 2 vessels on bareboat charter.

In addition, we have entered into shipbuilding contracts for six 10,800 CEU PCTC newbuilds and entered into agreements to purchase two 7,000 CEU PCTCs as of June 30, 2025, with an average length of charter of 13.5 years. The two 7,000 CEU PCTCs were delivered in July 2025.
Our joint venture with Zhejiang Energy Group has five operating vessels as at June 30, 2025 and we are the ship manager for all five vessels.
Significant Developments During the Quarter Ended June 30, 2025 and Subsequent
Vessel Leasing Developments
In April 2025, the Company completed the sale of two 4,500 TEU vessels, both of which were classified as assets held for sale as at March 31, 2025.
In April 2025, the Company entered into shipbuilding contracts for six 11,400 TEU scrubber-fitted newbuild containerships. Each vessel will commence a long-term charter upon delivery.
In April 2025, the Company completed the purchase of one 10,000 TEU vessel for a pre-determined purchase price of $49.5 million in relation to a purchase option that was exercised in 2024.
In June 2025, the Company entered into an agreement to sell two 2500 TEU vessels, subject to closing conditions. The sale of the vessels completed in June and July 2025. The vessel that was sold in July 2025 was classified as an asset held for sale as at June 30, 2025.
In July 2025, the Company accepted delivery of its first PCTC vessels. Two 7,000 CEU dual fuel liquified natural gas PCTC vessels were delivered, each of which commenced a long-term charter upon delivery.
In July 2025, the Company entered into agreements to purchase two secondhand 6,350 TEU vessels which are expected to be delivered during the second half of 2025 through the first quarter of 2026. Each vessel will commence a long-term charter upon delivery.
Financing Developments
In April 2025, the Company entered into $519.8 million in sale-leaseback financing arrangements related to three newbuild containerships, subject to satisfaction of customary closing conditions.
In April 2025, the Company entered into $228.0 million in sale-leaseback financing arrangements related to two PCTC newbuilds, subject to satisfaction of customary closing conditions.
In April 2025, the Company entered into $877.5 million in sale-leaseback financing arrangements related to five newbuild containerships, subject to satisfaction of customary closing conditions.
In April 2025, the Company entered into $220.0 million in sale-leaseback financing arrangements related to two PCTC newbuilds, subject to satisfaction of customary closing conditions..
In June 2025, the Company entered into RMB 1.9 billion ($258.5 million USD as at June 30, 2025) in sale-leaseback financing arrangements related to two newbuild containerships, subject to satisfaction of customary closing condition.
In June 2025, the Company entered into RMB 3.7 billion ($517.0 million USD as at June 30, 2025) in sale-leaseback financing arrangements related to four newbuild containerships, subject to satisfaction of customary closing condition.
In June 2025, the Company entered into $158.0 million in sale-leaseback financing arrangements related to one newbuild containership, subject to satisfaction of customary closing condition.

Results of Operations
Three and six months ended June 30, 2025, compared with three and six months ended June 30, 2024
The following tables summarize Seaspan’s consolidated financial results for the three and six months ended June 30, 2025 and 2024.

Consolidated Financial Summary (in millions of U.S. dollars)	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	$618.4	$556.4	$1,241.1	$1,075.1
Ship operating expense	132.1	110.1	248.3	206.1
Depreciation and amortization expense	139.0	126.4	278.9	238.7
General and administrative expense	12.4	13.4	25.4	26.7
Operating lease expense	3.3	13.5	6.3	36.2
Loss (gain) on sale	(0.8)	—	14.8	(8.5)
Operating earnings	332.4	293.0	667.4	575.9
Interest expense	159.3	152.0	325.4	281.2
Net earnings	174.9	151.9	334.3	326.7
Cash from operating activities	349.4	349.1	716.9	675.6
Asset Utilization
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2023		2024				2025
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Vessel Utilization	98.2%	98.3%	99.7%	99.7%	98.6%	98.9%	98.7%	98.9%
Vessel utilization decreased for the three and six months ended June 30, 2025, compared with the same periods in 2024. The decrease was primarily due to an increase in the number of scheduled dry-docking days.
Financial Results Summary
Revenue
Revenue increased by 11.1% to $618.4 million and by 15.4% to $1,241.1 million for the three and six months ended June 30, 2025, compared with the same periods in 2024. The increase is largely driven by delivery of one newbuild vessel in the current year and a full year impact of 12 newbuild deliveries, partially offset by six vessels sales since June 2024.
Operating Expense
Operating expense increased by 20.0% to $132.1 million and by 20.5% to $248.3 million for the three and six months ended June 30, 2025, compared with the same periods in 2024. The increase was primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 10.0% to $139.0 million and by 16.8% to $278.9 million for the three and six months ended June 30, 2025, compared with the same periods in 2024. The increase was primarily due to the growth in our fleet of operating vessels.
General and Administrative Expense
General and administrative expense decreased by 7.5% to $12.4 million and by 4.9% to $25.4 million for the three and six months ended June 30, 2025, compared with the same periods in 2024. The decrease is driven by a reduction in general corporate expenses.

Operating Lease Expense
Operating lease expense decreased by 75.6% to $3.3 million and by 82.6% to $6.3 million for the three and six months ended June 30, 2025, compared with the same periods in 2024. The decrease was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being completed for four vessels, together with a decrease in SOFR rates on the remaining operating lease.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 4.8% to $159.3 million and by 15.7% to $325.4 million for the three and six months ended June 30, 2025, compared with the same periods in 2024. The increase was primarily driven by an increase in our outstanding debt and other financing balances partially offset by a decrease in SOFR rates.
Loss (gain) on Derivative Instruments
The change in fair value and settlements of derivative instruments resulted in a loss of $5.0 million and $18.8 million, respectively, for the three and six months ended June 30, 2025. The loss for the three months ended June 30, 2025 was primarily due to fair value adjustments to market. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel upward shift in the overall yield curves is expected to result in a gain in the fair value of our interest rate swaps of approximately $39.3 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Loss (gain) on derivative instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 3. Quantitative and Qualitative Disclosures About Market Risk” in Seaspan’s Annual Filing for additional information.
Liquidity and Capital Resources
Liquidity
As at June 30, 2025, we have total liquidity of $2,097.3 million, consisting of $1,397.3 million of cash and cash equivalents and $700.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes and payments on our other financing arrangements. Please read note 8 “Long-term debt” and note 10 “Other financing arrangements” in our interim Consolidated Financial Statements for additional information.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.
The following table summarizes our liquidity as of June 30, 2025 and December 31, 2024:

(in millions of US dollars)	June 30,	December 31,	Change
	2025	2024	$	%
Cash and cash equivalents	$1,397.3	$757.4	$639.9	84.5%
Undrawn revolving credit facilities	700.0	700.0	—	—%
Total liquidity	2,097.3	1,457.4	639.9	43.9%
Total committed and undrawn newbuild financings	4,196.8	1,496.5	2,700.3	180.4%
Total liquidity including newbuild financings	$6,294.1	$2,953.9	$3,340.2	113.1%
As of June 30, 2025, the Company’s liquidity was sufficient to meet near-term requirements. As of June 30, 2025 the Company had consolidated liquidity of $2,097.3 million, which represents an increase of $639.9 million compared to December 31, 2024.
Unencumbered Assets
Growing the Company’s base of unencumbered assets is a fundamental objective in order to achieve an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.

In the short to mid-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					June 30,
	2020	2021	2022	2023	2024	2025
Number of Vessels	31	36	38	39	42	45
Net Book Value (in millions of U.S. dollars)	$1,109	$1,369	$1,847	$1,923	$2,115	$2,271
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of June 30, 2025, the Company had total gross contracted cash flows of $31.2 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows, based on these components described above.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2025	$1,086.8	$120.1	$13.4
2026	2,044.7	238.0	29.3
2027	1,956.9	238.0	172.1
2028	1,833.3	238.7	465.2
2029	1,773.1	238.0	798.7
Thereafter	8,516.4	3,032.5	8,436.3
	$17,211.2	$4,105.3	$9,915.0
(1)Minimum future operating lease revenue includes payments related to forward fixtures which are signed charter agreements that have not yet commenced for vessels currently in operation.

Minimum future revenues assume that with respect to each lease that, (i) there will be no unpaid days during the term, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterer’s option.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, which may include synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in the remainder of 2025 and beyond, further growing its liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include maintaining diverse sources of capital for financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common shares.

Borrowings
The following table summarizes our borrowings:

	June 30,	December 31,	Change
(in millions of US dollars)	2025	2024	$	%
Long-term debt:
Revolving credit facilities	$—	$—	$—	—%
Term loan credit facilities	1,019.7	1,071.7	(52.0)	(4.9)%
Senior unsecured notes (1)	750.0	750.0	—	—%
Senior secured notes(2)	1,000.0	1,000.0	—	—%
Deferred financing fees on long term debt	(22.8)	(26.8)	4.0	(14.9)%
Long term debt	2,746.9	2,794.9	(48.0)	(1.7)%

Other financing arrangements	7,777.4	7,751.8	25.6	0.3%
Deferred financing fees on other financing arrangements	(83.0)	(84.1)	1.1	(1.3)%
Other financing arrangement	7,694.4	7,667.7	26.7	0.3%

Finance Lease	173.5	409.4	(235.9)	(57.6)%

Total deferred financing fees on long-term debt and other financing arrangements	105.8	110.9	(5.1)	(4.6)%
Total borrowings(3)	10,720.6	10,982.9	(262.3)	(2.4)%
Vessel under construction	(661.9)	(605.4)	(56.5)	9.3%
Operating borrowings(3)	$10,058.7	$10,377.5	$(318.8)	(3.1)%
(1)Corresponds to the 5.5% senior unsecured notes due in 2029.
(2)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.92% to 5.50% and maturities between 2031 and 2037.
(3)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Operating borrowings is a non-GAAP financial measure which is total borrowings less the vessels under construction balance at the balance sheet date. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s long-term objective is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 63.3% as of June 30, 2025, compared to 66.7% at December 31, 2024. The Company’s operating borrowings-to-asset ratio was 59.4% as of June 30, 2025, compared to 63.0% at December 31, 2024.
The weighted average interest rate for June 30, 2025 was 6.03% compared to 6.93% at June 30, 2024.
We are exposed to market risk from changes in interest rates and use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes. As of June 30, 2025, our variable-rate credit facilities and other financing arrangements totaled $8.8 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.1 billion. As of June 30, 2025, we have a net asset of $67.4 million related to our interest rate swaps.
The tables below provide information about our financings with variable interest rates at June 30, 2025. In addition to the disclosures in this report, please read notes 8 to 10 to our interim consolidated financial statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2025	2026	2027	2028	2029	Thereafter	Total
Credit Facilities(1)	$51.9	$103.9	$103.9	$444.0	$311.6	$4.4	$1,019.7
Vessel Operating Lease(2)	6.9	14.1	15.3	14.3	5.8	—	56.4
Vessel Finance Leases(3)	173.5	—	—	—	—	—	173.5
Sale-Leaseback Facilities(4)	250.8	500.1	511.5	523.0	565.2	5,426.8	7,777.4
	$483.1	$618.1	$630.7	$981.3	$882.6	$5,431.2	$9,027.0
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at June 30, 2025.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at June 30, 2025.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Our Credit Facilities
We primarily use our credit facilities to finance the construction and acquisition of assets. As at June 30, 2025, our credit facilities are secured by first-priority mortgages granted on 46 of our vessels, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.
As of June 30, 2025, we had $1.0 billion principal amount outstanding under our revolving credit facilities and term loan credit facilities excluding deferred financing fees. In addition, there is $700.0 million available to be drawn under our revolving credit facilities.
As of June 30, 2025, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of US dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(1)	Net Book Value of Vessels Unencumbered(2)
Remainder of 2025	$51.9	$—	$51.9	—	$—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.6	390.4	444.0	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	152.7
2031	—	—	—	—	—
2032	—	—	—	—	—
2033	—	—	—	—	—
2034	—	—	—	—	—
Thereafter	—	—	—	44	2,659.4
	$326.5	$693.2	$1,019.7	46	$2,812.1
(1) 46 vessels related to credit facilities secured by first-priority mortgages will remain encumbered until the associated US Private Placement notes mature in 2037.
(2) Net book value as of June 30, 2025.

Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered “failed-sales”. This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of June 30, 2025, the Company had 96 vessels financed under these sale-leaseback financing arrangements providing for total borrowings of approximately $7.8 billion.

As of June 30, 2025, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity (1)	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(2)	Net Book Value of Vessels Unencumbered(2)
Remainder of 2025	$250.8	$—	$250.8	—	$—
2026	500.1	—	500.1	—	—
2027	511.5	—	511.5	—	—
2028	523.0	—	523.0	—	—
2029	502.4	62.8	565.2	4	220.5
2030	487.1	302.0	789.1	9	741.6
2031	471.2	44.1	515.3	—	—
2032	479.2	265.8	745.0	—	—
2033	489.6	423.4	913.0	1	79.7
2034	473.6	730.7	1,204.3	24	2,232.2
Thereafter	704.1	556.0	1,260.1	58	5,640.5
	$5,392.6	$2,384.8	$7,777.4	96	$8,914.5
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”. The net book values are as of June 30, 2025.
Operating Leases
As of June 30, 2025, the Company had one vessel operating lease arrangement. Please refer to note 13(a) in our financial statements for the three months ended June 30, 2025, contained herein, for a summary of commitments under our operating lease.
Capital Commitments
As of June 30, 2025, the Company had 42 newbuild vessels under construction and 2 PCTCs that we agreed to acquire. Please refer to note 13(b) in our financial statements for the three months ended June 30, 2025, contained herein, for the outstanding commitments related to the remaining installment payments.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 14, 2025 (“2024 Annual Report”).
Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Net cash flows from operating activities	$349.4	$349.1	$716.9	$675.6
Net cash flows used in investing activities	(132.8)	(936.2)	(385.3)	(2,000.2)
Net cash flows (used in) from financing activities	(55.3)	777.1	308.3	1,568.3

Operating Cash Flows
Net cash flows from operating activities were $349.4 million and $716.9 million for the three and six months ended June 30, 2025, respectively, an increase of $0.3 million and $41.3 million, respectively, compared to the same period in 2024. The increase in net cash flows from operating activities was primarily due to an increase in revenue, offset by an increase in operating expenses and changes in working capital. For further discussion of changes in revenue and expenses, please read “three and six months ended June 30, 2025, compared with the three and six months ended June 30, 2024” above.
Investing Cash Flows
Net cash flows used in investing activities were $132.8 million and $385.3 million for the three and six months ended June 30, 2025, respectively, an increase of $803.4 million and $1,614.9 million, respectively, compared to the same period in 2024. The increase in cash flows used in investing activities for the three and six months ended June 30, 2025 is due to a decrease in expenditures related to newbuild vessel installments and deliveries, and an increase in proceeds received on vessel sale compared to the same periods in 2024.
Financing Cash Flows
Net cash flows used in financing activities were $55.3 million and net cash flows from financing activities were $308.3 million for the three and six months ended June 30, 2025, respectively, a decrease of $832.4 million and $1,260.0 million, respectively compared to the same period in 2024. The decrease for the three and six months ended June 30, 2025 was primarily due to a decrease in the issuance of long term debt and other financing arrangements, partially offset by capital contributions from Atlas Corporation.
Ongoing Capital Expenditures
Ongoing Capital Expenditures

Due to the capital-intensive nature of our Company’s business model, ongoing capital investment is required for additions to and enhancements, maintenance and repair of our asset base.

The average age of the vessels in our containership fleet is approximately seven years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the three months ended June 30, 2025, we incurred $19.1 million for regularly scheduled dry-dockings.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business may affect the amount of our dividends on our preferred shares. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our vessels;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and financing costs;
(5)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(6)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(7)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2024 Annual Report for factors that may affect our future capital expenditures and results.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in Atlas’ 2024 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended June 30, 2025, contains forward-looking statements (as such term is defined in Section 21E of the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in Atlas’ 2024 Annual Report in the section titled “Risk Factors.”, as supplemented by the quarterly report on Form 6-K for the quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025.
These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•the future valuation of our vessels and goodwill;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses
•the impact of the conflict between Israel, Hamas, Hezbollah and Iran beginning October 2023 and the attacks by Houthi Rebels from Yemen on commercial vessels traversing the Red Sea, Gulf of Aden and the Bab-el-Mandeb Strait;
•availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•our financial condition and liquidity, including our ability to realize the benefits of recent financing activities, borrow and repay funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters of our vessels with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements and our notes;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;

•our ability to leverage to our advantage our relationships and reputation in the containership industry;
•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ 2024 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.